UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-04721

Sprint Communications, Inc.(1)

(Exact name of registrant as specified in its charter)

(formerly Sprint Nextel Corporation)

6200 Sprint Parkway
Overland Park, Kansas 66251
(800) 829-0965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 1 Common Stock, $2.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

(1)	On July 10, 2013, Sprint Communications, Inc. (formerly Sprint Nextel Corporation) (“Old Sprint”) completed its merger (the “Merger”) with Starburst III, Inc. (“Merger Sub”), a wholly owned, indirect subsidiary of Sprint Corporation (formerly Starburst II, Inc.) (“New Sprint”), as contemplated by the Merger Agreement (the “Merger Agreement”), dated as of October 15, 2012, among Old Sprint, SoftBank Corp., Starburst I, Inc., New Sprint and Merger Sub, as amended. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Sprint, which is now a wholly-owned, direct subsidiary of New Sprint, under the Exchange Act, and does not affect the reporting obligations New Sprint, which is the successor to Old Sprint under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sprint Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 24, 2013	By:	/s/ Timothy P. O’Grady
Timothy P. O’Grady
Vice President, Legal and Assistant Secretary